FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 6, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

INTERIM 2004 FINANCIAL RESULTS

Moscow, Russia – September 2, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the six months ended June 30, 2004.

During the first half of 2004, Wimm-Bill-Dann’s sales rose 22.8% compared to the same period last year. Gross profit increased by 12.3% year-on-year, while gross margins declined to 27.7% from 30.3%. Adjusted EBITDA* increased 14.4% compared to the same period last year, while net income was down 27.1%.

Commenting on today’s announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “In the first six months of 2004 we saw positive results of our regional modernization program: our sales increased 22.8% due to strong dairy sales, which grew 33.4% year on year, driven primarily by increased regional production. We remain committed to our regional expansion strategy and we are constantly widening our regional product offering as consumer spending is growing steadily in the regions. Profitability for the group is continuing to suffer from the higher cost of raw milk, increases in personnel and transportation costs and high depreciation charges. At the same time we are taking concrete steps to improve our margins and operational efficiency, including setting management targets linked to profit as opposed to volume, product range optimization and tight control over costs.”

Key Operating and Financial Indicators of 1H 2004

	2004 H1	2003 H1	Change
	US$ ‘mln	US$ ‘mln

Sales	580.4	472.6	22.8%
Dairy	429.2	321.7	33.4%
Juice	149.7	150.6	(0.6)%
Water	1.6	0.3	—
Gross profit	160.8	143.2	12.3%
Selling and distribution expenses	(84.7)	(69.2)	22.4%
General and administrative expenses	(44.4)	(37.9)	17.2%
Operating income	29.0	31.5	(7.9)%
Financial income and expenses, net	(7.1)	(6.8)	(4.4)%
Net income	12.9	17.7	(27.1)%
Adjusted EBITDA*	50.8	44.4	14.4%
CAPEX including acquisitions	32.9	59.1	(44.3)%

* Note: See Attachment A for changed definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Wimm-Bill-Dann sales reached US$580.4 million in the first half of 2004 compared to US$472.6 million in the first half of 2003.

Sales in the Dairy Segment increased 33.4% from US$321.7 million in the first six months of 2003 to US$429.2 million in the first six months of 2004, while the average selling price increased 17.9% from US$0.64 per 1 kg in the first of half 2003 to US$0.75 per 1 kg in the first half of 2004. This increase was primarily driven by ruble price increase and change in the mix in favour of higher priced products, as well as by ruble appreciation. Gross margins in the Dairy Segment declined from 28.4% in the first half of 2003 to 25.0% in the first half of 2004. This change was primarily caused by 19% year-on-year increase in the average ruble price of raw milk as well as rising personnel costs and depreciation charges.

Sales in the Juice Segment slightly decreased from US$150.6 million in the first half of 2003 to US$149.7 million in the first half of 2004 while the average selling price increased 15.2% from US$0.56 per liter in the first six months of 2003 to US$0.65 per liter in the first six months of 2004. This increase was primarily due to ruble price increase, change in the product mix in favour of higher priced brands such as J-7 in PET bottles and 100% Gold, as well as due to ruble appreciation. Higher average price, coupled with decreased cost of raw materials, resulted in gross margin improvement in the Juice Segment from 34.6% in the first six months of 2003 to 35.4% in the first half of 2004.

Selling and distribution expenses remained flat as a percentage of sales, while in absolute terms they grew 22.4% in the first six months of 2004 due to higher advertising and marketing costs, personnel and transportation expenditures as a consequence of rising transportation tariffs per ton.

General and administrative expenses decreased as a percentage of sales from 8.0% during the first six months of 2003 to 7.6% in the same period this year, but grew in absolute terms by 17.2% as a result of the increased personnel costs and the repeal of the property tax privilege in the Dairy Segment due to changed legislation.

Financial expense in the first six months of 2004 totaled US$7.1 million compared to US$6.8 million in the first half of 2003. Interest expenses rose from US$9.5 million to US$11.4 million and were partially offset by US$4.3 million foreign currency gain compared to US$2.6 million during the same period last year.

Net income fell 27.1% and stood at US$12.9 million mainly due to substantially higher raw milk prices, personnel and transportation costs, as well as depreciation. Adjusted EBITDA in the first six months of 2004 increased 14.4% year-on-year and amounted to US$50.8 million. Adjusted EBITDA margin was 8.8% compared to 9.4% in the first six months of 2003.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of
Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	Six Months ended June 30, 2004		Six Months ended June 30, 2003
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	12.9	2.2%	17.7	3.8%
Add: Depreciation and amortization	21.8	3.7%	12.9	2.7%
Add: Income tax expense	7.4	1.3%	6.0	1.3%
Add: Interest expense	11.4	2.0%	9.5	2.0%
Less: Interest income	(0.8)	0.1%	(0.9)	0.2%
Less: Currency remeasurement gains, net	(4.3)	0.8%	(2.7)	0.6%
Add: Bank charges	0.7	0.2%	1.3	0.3%
Add: Other financial expenses (gain)	0.0	0.0%	(0.5)	0.1%
Add: Minority interest	1.7	0.3%	1.1	0.2%
Adjusted EBITDA	50.8	8.8%	44.4	9.4%

We changed the way of reporting Adjusted EBITDA. Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements. Moreover, according to our compensation policy, certain executive incentive compensation payments are based on our Adjusted EBITDA performance against budgets.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations (unaudited)

(Amounts in thousands of US dollars, except share and per share data)

	Six months ended June 30,
	2004	2003

Sales	$580,426	$472,568

Cost of sales	(419,565)	(329,368)

Gross profit	160,861	143,200

Selling and distribution expenses	(84,680)	(69,242)
General and administrative expenses	(44,444)	(37,918)
Other operating expenses	(2,700)	(4,511)

Operating income	29,037	31,529

Financial income and expenses, net	(7,060)	(6,815)

Income before provision for income taxes and minority interest	21,977	24,714

Provision for income taxes	(7,368)	(5,951)

Minority interest	(1,739)	(1,101)

Net income	$12,870	$17,662

Other comprehensive income, net of tax
Currency translation adjustment	4,793	11,760

Comprehensive income	$17,663	$29,422

Net income per share - basic and diluted:	$0.29	$0.40

Weighted average number of shares outstanding	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of US dollars)

	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$59,074	$40,264
Trade receivables, net	54,592	57,424
Inventory, net	98,463	88,243
Taxes receivable	92,425	92,624
Advances paid	20,340	19,690
Net investment in direct financing leases	1,857	1,551
Deferred tax asset	6,607	5,210
Other current assets	5,494	3,648
Total current assets	338,852	308,654

Non-current assets:
Property, plant and equipment, net	402,419	393,769
Intangible assets	3,018	3,005
Goodwill	25,058	24,695
Net investment in direct financing leases – long-term portion	4,462	4,391
Long-term investments	3,603	2,931
Deferred tax asset – long-term portion	1,749	1,893
Other long-term assets	3,912	4,547
Total non-current assets	444,221	435,231
Total assets	$783,073	$743,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$74,207	$51,487
Advances received	2,773	2,586
Short-term loans	8,184	493
Long-term loans – current portion	1,743	1,769
Notes payable	5,949	6,032
Taxes payable	14,427	9,272
Accrued liabilities	13,038	10,983
Government grants – current portion	2,226	2,194
Other payables	33,118	36,033
Total current liabilities	155,665	120,849

Long-term liabilities:
Long-term loans	6,937	7,882
Long-term notes	199,514	200,926
Other long-term payables	42,020	49,022
Government grants – long-term portion	6,042	7,052
Deferred taxes – long-term portion	11,412	12,370

Total long-term liabilities	265,925	277,250

Total liabilities	421,590	398,099

Minority interest	19,201	21,168
Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Rubles at June 30, 2004 and December 31, 2003	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	25,374	20,581
Retained earnings	122,868	109,997
Total shareholders’ equity	$342,282	$324,618
Total liabilities and shareholders’ equity	$783,073	$743,885

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of US dollars)

	SIX MONTHS ENDED JUNE 30,
	2004	2003
Cash flows from operating activities:

Net income	$12,871	$17,662

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	21,785	12,846
Bad debt and inventory provisions	5,491	5,933
Foreign currency exchange gain	(3,496)	(6,705)
Minority interest	1,739	1,101
Other adjustments	211	(516)
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(11,212)	3,475
Decrease (increase) in trade accounts receivable	47	(7,579)
Increase in advances paid	(363)	(5,641)
Decrease (increase) in taxes receivable	9,823	(22,847)
Increase in other current assets	(1,669)	(1,098)
Increase in trade accounts payable	22,151	6,779
Increase (decrease) in advances received	150	(639)
(Increase) decrease in taxes payable	(3,186)	5,481
Increase in accrued liabilities	1,909	3,417
Increase in other current payables	1,841	2,665
Increase (decrease) in other long-term payables	260	(124)

Total cash provided by operating activities	58,352	14,210

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(3,945)	(360)
Cash paid for property, plant and equipment	(32,076)	(43,549)
Cash paid for acquisition of short-term investments	(1,047)	(56,283)
Proceeds from disposal of investments and property, plant and equipment	1,220	659
Cash paid for net investments in direct financing leases	—	(1,297)

Total cash used in investing activities	(35,848)	(100,830)

Cash flows from financing activities:
Proceeds from notes payable, net of debt issuance expenses	—	194,102
Repayment of short-term loans and notes payable	(3,330)	(81,424)
Proceeds from short-term loans	8,727	—
Proceeds from long-term loans	3,841
Repayment of long-term loans and long-term payables	(9,528)	(8,066)

Total cash provided by financing activities	(4,131)	108,453

Net increase (decrease) in cash and cash equivalents	18,373	21,833
Impact of exchange rate differences on cash and cash equivalents	437	654
Cash and cash equivalents, at beginning of period	40,264	29,340

Cash and cash equivalents, at the end of period	$59,074	$51,857

- Ends -

For further enquiries contact:

Marina Kagan	Olga Motovilova
Wimm-Bill-Dann Foods OJSC	Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow	Yauzsky Boulevard, 16, Moscow
109028 Russia	109028 Russia
Phone: +7 095 733 9726/9727	Phone: +7 095 733 9726/9727
Mobile: + 7 095 762 2387	Fax: +7 095 733 9725
Fax: +7 095 733 9725	www.wbd.com
e-mail: kagan@wbd.ru	e-mail: motovilova@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

In April 2004 Wimm–Bill–Dann was assigned the best in Russia rating of corporate governance by Standard&Poor’s at the level 7.6 (7+ according to the new scale, maximum 10). We were rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies dated September 2003, and were rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia published at the same time.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 for its initial public offering by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations among small and mid-cap companies at the First Annual IR Magazine Russia Awards held in 2004 and organized by IR Magazine and the Association of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	September 6, 2004